UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Home Inns & Hotels Management Inc.

(Name of Issuer)

Ordinary Shares, par value $0.005 per share

(Title of Class of Securities)

G6647N108

(CUSIP Number)

Ctrip.com International, Ltd.

99 Fu Quan Road

Shanghai 200335

People’s Republic of China

Jade Wei +86 21 3406 4880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

SCHEDULE 13D

CUSIP No. G6647N108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ctrip.com International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 6,187,720 ordinary shares
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 6,187,720 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,187,720 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.72%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 10 Pages

SCHEDULE 13D

CUSIP No. G6647N108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-Travel International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,459,020 ordinary shares
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,459,020 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,459,020 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 10 Pages

SCHEDULE 13D

CUSIP No. G6647N108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ctrip.com (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,728,700 ordinary shares
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,728,700 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,728,700 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.85%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 10 Pages

Item 1	Security and Issuer.

The Schedule 13D filed on December 10, 2008 by the Reporting Persons, relating to the ordinary shares, par value $0.005 per share (the “Shares”), of Home Inns & Hotels Management Inc., a Cayman Islands company (the “Company”), is hereby amended as set forth below by this Amendment No.1. The principal executive offices of the Company are located at No. 124 Cao Bao Road, Xu Hui District, Shanghai 200235, People’s Republic of China.

Item 2	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a) This Statement is being filed by (i) Ctrip.com International, Ltd., a Cayman Islands Company (“Ctrip”), (ii) C-Travel International Limited, a Cayman Islands company (“C-Travel”), and (iii) Ctrip.com (Hong Kong) Limited. (“Ctrip (HK)”). Ctrip, C-Travel and Ctrip (HK) are hereinafter sometimes collectively referred to as the “Reporting Persons”. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit A hereto.

(b) The principal business offices of the Reporting Persons are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

(c) Ctrip is a leading travel service provider for hotel accommodations, airline tickets and packaged-tours in China.

The principal activity of C-Travel is investment holding. C-Travel is a wholly owned subsidiary of Ctrip.

The principal activity of Ctrip (HK) is providing travel related service. Ctrip (HK) is a wholly owned subsidiary of Ctrip.

(d) The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of each Reporting Person are set forth in Schedule A hereto and are incorporated herein by reference.

(e) During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ctrip and C-Travel are corporations organized and existing under the laws of the Cayman Islands. Ctrip (HK) is a corporation organized and existing under the laws of Hong Kong SAR, PRC.

Page 5 of 10 Pages

Item 3	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

During the period from September 12 to December 29, 2008, C-Travel purchased an aggregate of 6,187,720 Shares in the open market for an aggregate purchase price of $38,395,952. C-Travel funded this purchase from its working capital.

Item 5	Interest in Securities of the Issuer.

The second and third paragraphs of Item 5 are hereby amended and restated as follows:

Since the Reporting Persons’ previous filing on the Schedule 13D on December 10, 2008, the Reporting Persons have purchased an additional 829,152 Shares for an aggregate purchase price of $3,944,672 in the open market. Details of the transactions are as follows:

Date of Transaction	Number of Shares Purchased	Price Per Share ($)
C-Travel International Limited
December 10, 2008	85,728	5.17
December 11, 2008	98	4.77
December 12, 2008	10,400	4.77
December 15, 2008	2,600	4.93
December 22, 2008	437,218	5.01
December 26, 2008	101,148	4.24
December 29, 2008	191,960	4.27

Ctrip.com (Hong Kong) Limited

None

Ctrip.com International, Ltd.

None

Page 6 of 10 Pages

Since the Reporting Persons’ previous filing on the Schedule 13D on December 10, 2008, the Reporting Persons have transferred 2,728,700 previously purchased shares at book value from C-Travel to Ctrip (HK). Details of the transaction are as follows:

Date of Transfer	Number of Shares Transferred
December 22, 2008	2,728,700

Since the Reporting Persons’ previous filing on the Schedule 13D on December 10, 2008, the directors and officers of the Reporting Persons have effectuated the following transactions in the open market. Details of the transactions are as follows:

Date of Transaction	Number of Shares Purchased	Price Per Share ($)
Tao Yang
December 22, 2008	1,000	4.25

As of December 29, 2008, the directors and officers of the Reporting Persons beneficially own an aggregate of 12,577,879 Shares or 17.72% of the Shares. Neither Reporting Person has any contract, arrangement, or understanding of any kind with any of such directors or officers with respect to the Shares, expressly disclaims any direct or indirect beneficial ownership in the Shares owned by such directors and officers, and further disclaims any “group” status with such directors and officers. Such directors and officers expressly disclaim any direct or indirect beneficial ownership in the Shares owned by the Reporting Persons, and further disclaim any “group” status with the Reporting Persons.

Item 7	Material to be Filed as Exhibits

The Joint Filing Agreement in Item 7 is hereby amended and restated:

Exh. No.	Document
A	Agreement among Ctrip.com International, Ltd., C-Travel International Limited and Ctrip.com (Hong Kong) Limited dated December 30, 2008, to file this Statement jointly on behalf of each of them.

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2008

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

C-TRAVEL INTERNATIONAL LIMITED

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Director

CTRIP.COM (HONG KONG) LIMITED

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Director

Page 8 of 10 Pages

SCHEDULE A

Directors and Executive Officers of Ctrip

Name	Present Principal Occupation	Business Address	Citizenship
James Jianzhang Liang	Co-founder; Chairman of the Board	99 Fu Quan Road, Shanghai, PRC	USA

Min Fan	Co-founder; Chief Executive Officer; Director	99 Fu Quan Road, Shanghai, PRC	PRC

Jane Jie Sun	Chief Financial Officer	99 Fu Quan Road, Shanghai, PRC	USA

Neil Nanpeng Shen	Co-founder; Director	99 Fu Quan Road, Shanghai, PRC	HK SAR, PRC

Qi Ji	Co-founder; Director	99 Fu Quan Road, Shanghai, PRC	Singapore

Gabriel Li	Deputy Chairman of the Board	99 Fu Quan Road, Shanghai, PRC	USA

JP Gan	Director	99 Fu Quan Road, Shanghai, PRC	USA

Suyang Zhang	Director	99 Fu Quan Road, Shanghai, PRC	PRC

Jianmin Zhu	Senior Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Tao Yang	Senior Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Maohua Sun	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

James Lan Tang	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Shaw Xiaoliang Ding	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Cindy Xiaofan Wang	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Page 9 of 10 Pages

Yuxiang Zhuang	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Dongjie Guo	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Directors and Executive Officers of C-Travel

Name	Present Principal Occupation	Business Address	Citizenship
James Jianzhang Liang	Director	99 Fu Quan Road, Shanghai, PRC	USA

Min Fan	Director	99 Fu Quan Road, Shanghai, PRC	PRC

Jane Jie Sun	Director	99 Fu Quan Road, Shanghai, PRC	USA

Directors and Executive Officers of Ctrip (HK)

Name	Present Principal Occupation	Business Address	Citizenship
James Jianzhang Liang	Director	99 Fu Quan Road, Shanghai, PRC	USA

Min Fan	Director	99 Fu Quan Road, Shanghai, PRC	PRC

Jane Jie Sun	Director	99 Fu Quan Road, Shanghai, PRC	USA

Page 10 of 10 Pages